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Form of Proxy – Special Meeting of Shareholders to be held on January 26, 2009
This Form of Proxy is solicited by and on behalf of management of Lundin Mining Corporation
(“Lundin”) pursuant to a management proxy circular dated December 22, 2008 (the “Circular”).
Notes to proxy

1.	Every holder of Lundin common shares has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the Special Meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.	If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3.	This proxy should be signed in the exact manner as the name appears on the proxy.

4.	If this proxy is not dated, it will be deemed to bear the date on which it is mailed by management of Lundin to the holder.

5.	The securities represented by this proxy will be voted FOR and AGAINST the Special Resolution as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted FOR the approval of the Special Resolution.

6.	This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Special Meeting of Shareholders or other matters that may properly come before the Special Meeting or any postponement or adjournment thereof.

7.	This proxy should be read in conjunction with the accompanying Notice of Special Meeting of Shareholders and the Circular.

8.	This proxy may be revoked as provided in the Circular.
Proxies submitted must be received by 5:00 pm (Toronto Time) on January 22, 2009, or the date that is two days, excluding Saturdays, Sundays and holidays, prior to the time set for any adjournment or postponement of the Special Meeting.
VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

1-866-732-VOTE (8683) Toll Free	www.investorvote.com
If you vote by telephone or the Internet, DO NOT mail back this proxy.
Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.
Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than Lundin management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.
To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.
CONTROL NUMBER                                    HOLDER ACCOUNT NUMBER                                    ACCESS NUMBER

00LV3A

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Appointment of Proxyholder
The undersigned holder of common shares in the capital of Lundin hereby appoints: William A. Rand, Director of Lundin, or failing this person, Philip J. Wright, President, Chief Executive Officer and Director of Lundin, or failing this person, Kevin E. Hisko, Corporate Secretary of Lundin,
	OR	Print the name of the person you are appointing if this person is someone other than the Lundin management nominees listed herein.

as my/our proxyholder with full power of substitution and to authorize each of them to represent and vote, as designated below, all of the common shares in the capital of Lundin and all other matters that may properly come before the Special Meeting of shareholders of Lundin to be held at the Imperial Room at The Fairmont Royal York Hotel, 100 Front Street West, Toronto, Ontario, M5J 1E3, on January 26, 2009 at 10:00 a.m. (Toronto time) and at any adjournment or postponement thereof, in the same manner, to the same extent and with the same powers as if I/we were present at that meeting or any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

	For	Against
1. Special Resolution
To approve, by special resolution, the Arrangement Resolution, in the form of set forth in Appendix “A” to the Circular.	☐	☐

Authorized Signature(s) – This section must be completed for your instructions to be executed.
I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Special Meeting. If no voting instructions are indicated above, this Proxy will be voted FOR the approval of the Special Resolution.

Signature(s)	Date

DD / MM / YY

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00LV4A